FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

WeWork c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4
845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F               Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

New Found Intercepts Significant High-Grade Intervals at K2, Expands Mineralized Footprint of Zone to 490M X 395M

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 29, 2023--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from 43 diamond drill holes that were completed as part of a drill program designed to expand on the recently discovered K2 Zone (May 10, 2023) located 725m north of Lotto and 2.2km north of Keats West on the west side of the highly prospective Appleton Fault Zone (“AFZ”). New Found’s district-scale Queensway Project comprises a 1,662km2 area, accessible via the Trans-Canada Highway, 15km west of Gander, Newfoundland and Labrador.

K2 Highlights:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-928[2]	16.40	38.35	21.95	2.22	K2
Including	27.50	28.50	1.00	19.71
And[1]	46.45	58.00	11.55	1.92
NFGC-23-1426[1]	29.05	51.00	21.95	1.77	K2
NFGC-23-1552[2]	222.20	239.85	17.65	3.23	K2
Including	227.55	228.30	0.75	25.20
And[2]	246.10	256.55	10.45	1.60
And[3]	266.05	283.30	17.25	1.45
And[3]	288.15	295.60	7.45	1.55
NFGC-23-1626[1]	28.30	39.05	10.75	5.28	K2
Including	37.65	39.05	1.40	30.88
NFGC-23-1628[2]	190.55	200.75	10.20	1.86	K2
NFGC-23-1635[1]	46.50	49.35	2.85	28.99	K2
Including	47.85	48.40	0.55	138.68
NFGC-23-1636[1]	264.60	281.00	16.40	2.79	K2
Including	265.25	266.00	0.75	10.28
Including	270.70	271.50	0.80	10.18
NFGC-23-1663[1]	53.50	63.65	10.15	1.77	K2
And[1]	98.60	101.00	2.40	22.24
Including	99.35	100.00	0.65	81.88
NFGC-23-1715[1]	107.85	119.60	11.75	3.08
Including	111.70	112.45	0.75	19.76
NFGC-23-1733[1]	35.30	47.65	12.35	5.58	K2
Including	35.30	36.20	0.90	19.95
Including	40.70	41.45	0.75	13.86
Including	46.75	47.65	0.90	29.47
NFGC-23-1744[1]	30.30	50.10	19.80	1.41
NFGC-23-1868[3]	16.35	18.80	2.45	40.02	K2
Including	17.00	17.75	0.75	127.83

Table 1: K2 Drilling Highlights

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70%, and 310% to 40% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

K2 Highlights:

  K2 is a gold mineralized system made up of multiple structures and crosscutting vein orientations that now spans a mineralized footprint of 490m long x 395m wide, representing an increase of 80m in a down-dip direction. The gold mineralization begins at surface and has been drill-defined down to a maximum depth of 250m.
  Much of the gold at K2 is found in the “K2 Main” structure (shown in red in Figure 3), a low-angle gold-bearing fault zone starting at surface that dips 40° to the south and shares a similar orientation to Keats West. K2 Main is made up of a complex network of associated structures forming a mineralized damage zone that averages 65m in thickness.
  The mineralization style at K2 consists of a series of stockwork and fault-fill style quartz veins with orientations that parallel K2 Main and crosscut it forming a broad domain of gold mineralized brittle faults, (shown in orange and purple in Figure 3). Many of these veins start at surface and additional drilling is required to fully define this network.
  This network of cross-cutting veins form thick domains of gold mineralization, which is well demonstrated by several of the highlight intervals reported today including 5.58 g/t Au over 12.35m in NFGC-23-1733 located just 29m from surface adjacent to the AFZ, 3.23 g/t Au over 17.65m, 1.45 g/t Au over 17.25m and 1.60 g/t Au over 10.45m in NFGC-23-1552 located a further 220m down-dip and 5.28 g/t Au over 10.75m in NFGC-23-1626 situated 230m along strike, all hosted by the K2 Main structure.
  Several of the cross-cutting structures are high-grade in nature, examples of this are the highlight intervals of 40.0 g/t Au over 2.45m in NFGC-23-1868 and 29.0 g/t Au over 2.85m in NFGC-23-1635. These cross-cutting high-grade gold-bearing structures are important for concentrating gold mineralization where they interact with the main K2 Main structure, a relationship the Company is actively testing.
  The K2 structure remains open down dip with limited drilling testing these internal domains of high-grade gold mineralization. Exploration continues to expand on this important new discovery.

Melissa Render, VP of Exploration of New Found, stated: “Today’s results from K2 are very encouraging and we are now getting a better handle on the complexity of this new discovery and the key relationships between the various structural constituents that are important for concentrating gold mineralization. We have increased confidence in our geological model from the drilling we have completed to date, and we are well positioned to target with this knowledge in hand to better expand on the multitude of thick gold-bearing zones hosted by the K2 Main structure. This new discovery is expanding rapidly, and we are quite excited by how well the model is holding up and the continued success we are having at K2.”

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
NFGC-22-874[3]	39.00	41.10	2.10	1.47	Everest
And[4]	109.00	111.40	2.40	1.51
And[3]	253.70	256.00	2.30	1.76	K2
And[2]	270.50	272.55	2.05	1.07
And[4]	303.55	307.25	3.70	1.61
NFGC-22-884[4]	264.45	266.55	2.10	1.11	K2
And[2]	308.90	311.00	2.10	1.39
And[2]	323.35	325.55	2.20	1.41
And[2]	337.75	340.00	2.25	2.19
NFGC-22-910[1]	43.00	48.55	5.55	2.44	K2
NFGC-22-928[2]	16.40	38.35	21.95	2.22	K2
Including	27.50	28.50	1.00	19.71
And[1]	46.45	58.00	11.55	1.92
And[1]	63.60	67.40	3.80	1.52
And[1]	71.85	80.75	8.90	1.94
NFGC-22-1039[1]	166.45	168.65	2.20	1.07	K2
And[1]	171.95	174.50	2.55	2.40
And[4]	236.00	240.00	4.00	1.18
NFGC-22-1057	No Significant Values				K2
NFGC-22-1081[1]	75.00	77.15	2.15	1.97	K2
And[1]	181.80	187.25	5.45	1.14
NFGC-23-1250	No Significant Values				K2
NFGC-23-1332	No Significant Values				K2
NFGC-23-1336[2]	269.40	277.05	7.65	2.96	K2
Including	269.40	269.80	0.40	34.80
And[2]	286.10	288.90	2.80	1.05
NFGC-23-1364[4]	219.00	221.60	2.60	6.74	K2
Including	219.00	219.75	0.75	23.00
NFGC-23-1385[1]	16.20	20.25	4.05	4.16	K2
Including	18.40	19.35	0.95	11.25
NFGC-23-1401[1]	164.40	171.20	6.80	1.87	K2
NFGC-23-1406[1]	26.00	28.00	2.00	8.93	K2
Including	26.45	26.85	0.40	29.90
And[1]	43.15	45.80	2.65	4.55
NFGC-23-1411[1]	61.80	64.80	3.00	2.84	K2
NFGC-23-1414[1]	11.95	20.00	8.05	2.12	K2
NFGC-23-1421[2]	23.70	30.25	6.55	3.12	K2
NFGC-23-1426[1]	29.05	51.00	21.95	1.77	K2
NFGC-23-1438	No Significant Values				K2
NFGC-23-1452	No Significant Values				K2
NFGC-23-1507	No Significant Values				K2 West
NFGC-23-1530	No Significant Values				K2 West
NFGC-23-1539	No Significant Values				K2 West
NFGC-23-1552[2]	222.20	239.85	17.65	3.23	K2
Including	227.55	228.30	0.75	25.20
And[2]	246.10	256.55	10.45	1.60
And[3]	266.05	283.30	17.25	1.45
And[3]	288.15	295.60	7.45	1.55
NFGC-23-1584	No Significant Values				K2
NFGC-23-1620	No Significant Values				K2
NFGC-23-1626[1]	28.30	39.05	10.75	5.28	K2
Including	37.65	39.05	1.40	30.88
NFGC-23-1628[2]	190.55	200.75	10.20	1.86	K2
And[4]	210.05	212.40	2.35	1.45
And[1]	226.60	234.00	7.40	1.64
And[1]	241.45	248.20	6.75	1.25
NFGC-23-1635[1]	46.50	49.35	2.85	28.99	K2
Including	47.85	48.40	0.55	138.68
And[1]	62.90	65.10	2.20	4.06
And[1]	98.00	100.00	2.00	1.99
And[3]	127.55	129.85	2.30	7.19
Including	128.80	129.10	0.30	54.58
NFGC-23-1636[1]	264.60	281.00	16.40	2.79	K2
Including	265.25	266.00	0.75	10.28
Including	270.70	271.50	0.80	10.18
NFGC-23-1637	No Significant Values				K2
NFGC-23-1653[1]	44.60	46.65	2.05	1.12	K2
NFGC-23-1654[4]	90.35	93.05	2.70	1.62	K2
Including	91.50	91.85	0.35	11.57
NFGC-23-1663[1]	53.50	63.65	10.15	1.77	K2
And[1]	75.00	77.15	2.15	1.27
And[1]	89.35	94.40	5.05	2.79
Including	89.35	90.30	0.95	11.70
And[1]	98.60	101.00	2.40	22.24
Including	99.35	100.00	0.65	81.88
And[4]	118.35	121.90	3.55	1.47
NFGC-23-1682[4]	28.35	31.00	2.65	1.66	K2
And[1]	72.35	75.00	2.65	2.09
And[1]	94.50	96.50	2.00	4.06
NFGC-23-1715[1]	38.50	41.30	2.80	1.33	K2
And[1]	107.85	119.60	11.75	3.08
Including	111.70	112.45	0.75	19.76
NFGC-23-1733[1]	35.30	47.65	12.35	5.58	K2
Including	35.30	36.20	0.90	19.95
Including	40.70	41.45	0.75	13.86
Including	46.75	47.65	0.90	29.47
And[1]	51.70	54.40	2.70	2.20
NFGC-23-1744[1]	21.95	24.10	2.15	1.12	K2
And[1]	30.30	50.10	19.80	1.41
NFGC-23-1750[1]	22.20	27.10	4.90	3.99	K2
Including	22.20	23.20	1.00	11.09
NFGC-23-1754[1]	15.25	18.35	3.10	9.28	K2
Including	15.25	16.00	0.75	18.54
Including	17.00	17.65	0.65	10.38
NFGC-23-1763[1]	112.00	114.00	2.00	1.02	K2
And[1]	167.00	172.15	5.15	1.73
And[4]	194.00	196.40	2.40	1.47
And[4]	202.70	205.00	2.30	1.97
NFGC-23-1771[1]	11.00	18.15	7.15	3.64	K2
And[1]	28.75	34.55	5.80	1.88
And[4]	41.00	45.15	4.15	3.80
NFGC-23-1868[3]	16.35	18.80	2.45	40.02	K2
Including	17.00	17.75	0.75	127.83
And[3]	45.10	47.35	2.25	1.56

Table 2: Summary of composite results reported in this press release for K2.

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 170% to 95%, 240% to 70%, and 310% to 40% of reported intervals. 4True widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Prospect
NFGC-22-874	300	-45	345	659192	5429788	K2
NFGC-22-884	300	-45	349	659239	5429818	K2
NFGC-22-910	300	-45	368	658938	5429868	K2
NFGC-22-928	300	-45	206	659051	5429922	K2
NFGC-22-1039	15	-45	326	658739	5429664	K2
NFGC-22-1057	329	-64	254	658738	5429663	K2
NFGC-22-1081	355	-53	248	658738	5429665	K2
NFGC-23-1250	75	-45	293	659156	5430387	K2
NFGC-23-1332	344	-59	248	658841	5429992	K2
NFGC-23-1336	75	-45	311	658641	5429645	K2
NFGC-23-1364	345	-60	254	658741	5429820	K2
NFGC-23-1385	345	-45	50	658957	5430057	K2
NFGC-23-1401	80	-45	206	658910	5429971	K2
NFGC-23-1406	345	-45	77	658909	5429973	K2
NFGC-23-1411	27	-45	95	658910	5429973	K2
NFGC-23-1414	345	-45	128	659033	5430049	K2
NFGC-23-1421	345	-46	80	658998	5429987	K2
NFGC-23-1426	345	-45	98	659082	5430012	K2
NFGC-23-1438	330	-45	251	658438	5429734	K2
NFGC-23-1452	35	-45	194	658440	5429735	K2
NFGC-23-1507	20	-45.5	251	657935	5429657	K2 West
NFGC-23-1530	20	-45	152	657947	5429718	K2 West
NFGC-23-1539	345	-45	200	657896	5429653	K2 West
NFGC-23-1552	300	-45	338	659160	5429773	K2
NFGC-23-1584	355	-45	95	658793	5429894	K2
NFGC-23-1620	345	-45	99	658872	5429980	K2
NFGC-23-1626	345	-45	130	658893	5429932	K2
NFGC-23-1628	300	-45	257	659139	5429668	K2
NFGC-23-1635	40	-45	221	659019	5429882	K2
NFGC-23-1636	300	-47	296	659139	5429668	K2
NFGC-23-1637	345	-45	159	658929	5429898	K2
NFGC-23-1653	345	-45	132	658785	5429838	K2
NFGC-23-1654	70	-45	104	659081	5429967	K2
NFGC-23-1663	2	-45	150	659018	5429882	K2
NFGC-23-1682	35	-45	152	659029	5429848	K2
NFGC-23-1715	0	-45	143	659042	5429945	K2
NFGC-23-1733	0	-45	110	659104	5429987	K2
NFGC-23-1744	0	-45	99	659091	5430009	K2
NFGC-23-1750	345	-45	71	659018	5430020	K2
NFGC-23-1754	345	-45	71	659039	5430023	K2
NFGC-23-1763	21	-67	206	658993	5429824	K2
NFGC-23-1771	345	-45	50	659051	5430044	K2
NFGC-23-1868	116	-66	110	658975	5429718	K2

Table 3: Details of drill holes reported in this press release

Queensway 500,000m Drill Program Update

The Company is currently undertaking a 500,000m drill program at Queensway and approximately 25,000m of core is currently pending assay results.

Sampling, Sub-sampling, and Laboratory

Assays are uncut, and composite intervals are calculated using a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au.

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 metre and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the core along the defined cutting line. One-half of the core is kept as a witness sample and the other half is submitted for analysis. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found has submitted samples for gold determination by fire assay to ALS Canada Ltd. (“ALS”) and by photon assay to MSALABS (“MSA”) since June 2022. ALS and MSA operate under a commercial contract with New Found.

Drill core samples are shipped to ALS for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick. ALS is an ISO-17025 accredited laboratory for the fire assay method.

Drill core samples are also submitted to MSA in Val-d’Or, Quebec. MSA operates numerous laboratories worldwide and maintains ISO-17025 accreditation for many metal determination methods. Accreditation of the photon assay method at the MSA Val D’Or laboratory is in progress.

At ALS, the entire sample is crushed to approximately 70% passing 2mm. A 3,000-g split is pulverized. “Routine” samples do not have visible gold (VG) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30-g fire assay with an inductively-couple plasma spectrometry (ICP) finish. If the initial 30-g fire assay gold result is over 1 g/t, the remainder of the 3,000-g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis. Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

At MSA, the entire sample is crushed to approximately 70% passing 2mm. For “routine” samples that do not have VG identified and are not within a mineralized zone, the samples are riffle split to fill two 450g jars for photon assay. The assays reported from both jars are combined on a weight-averaged basis. If one of the jars assays greater than 1 g/t, the remaining crushed material is weighed into multiple jars and are submitted for photon assay.

For samples that have VG identified or are within a mineralized zone, the entire crushed sample is weighed into multiple jars and are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

All samples prepared at ALS or MSA are also analyzed for a multi-element ICP package (ALS method code ME-ICP61) at ALS Vancouver. Samples that reached the upper limit of antimony for this method were analyzed using atomic absorption spectrometry (ALS method code Sb-AA08).

Drill program design, Quality Assurance/Quality Control and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found’s quality control program also includes submission of the second half of the core for approximately 5% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this news release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated November 29, 2023, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $71.4 million as of November 6, 2023.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; assay results; the interpretation of drilling and assay results, the results of the drilling program, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: November 29, 2023	By:	/s/ Collin Kettell
Chief Executive Officer